Exhibit 19.1

INSIDER TRADING POLICY

This Insider Trading Policy (the “Policy”) establishes rules and procedures with respect to trading in the securities of Advanced Energy Industries, Inc. and its subsidiaries (the “Company”) and certain other publicly traded companies. The Company’s Board of Directors has adopted this Policy to promote compliance with applicable securities laws that prohibit insider trading, to help Company personnel avoid the severe consequences associated with insider trading, to prevent even the appearance of improper insider trading by anyone employed by or associated with the Company, and to protect the Company’s reputation for adhering to the highest standards of conduct.

1.	General Policy: No Trading or Causing Trading While in Possession of Material Non-Public Information

Under U.S. federal securities laws, it is illegal to transact in securities while in possession of “material non-public information” (defined in paragraph (c) below). This conduct is known as “insider trading.” Providing material non-public information to another person who may then trade or advise others to trade based on that information (known as “tipping”) is also illegal.

Trading in the securities of the Company or any other publicly traded company while aware of material non-public information, or disclosing such material non-public information to others without authorization, are prohibited.

a.	Scope. This Policy applies to all directors, officers, employees, consultants, and contractors of the Company, acting on their own behalf or on the behalf of the Company, as well as their respective immediate family members, persons with whom they share a household and any other persons or entities whose transactions in securities they influence, direct, or control (collectively referred to as “Insiders”) as well as to the Company. Each employee, director, officer, consultant, and contractor is responsible for ensuring that these other individuals and entities comply with this Policy.

This Policy continues to apply even after termination of service to the Company for so long as an Insider remains in possession of material non-public information. Key Insiders (defined in Section 5 below) are also subject to any blackout period in effect at the time of their termination until the earlier of the end of the blackout period or three months after termination.

b.	Consequences. The Securities and Exchange Commission (the “SEC”) and the Department of Justice have made prosecution of insider trading violations a priority, and penalties can be severe, both for individuals involved in such unlawful conduct and for the Company and its management.

Individuals or entities who violate insider trading laws may be required to pay large civil or criminal penalties, disgorge profits made or losses avoided by trading, or serve a prison term, even if they derived little or no profit from the transaction or tipped others without trading themselves. The Company may also be required to pay significant civil or criminal penalties and could experience irreparable harm to its reputation or competitive position.

Because of the risks posed by violations of this Policy those who fail to comply with this Policy will be subject to appropriate disciplinary action by the Company, which may include termination of employment, regardless of whether such non-compliance results in a violation of law. The Company reserves the right to determine, in its own discretion, whether this Policy has been violated based on information available to it.

c.	Material Non-Public Information.

Information is “material” if a reasonable investor would consider that information important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect the market price of a company’s securities, whether positive or negative, should be considered material. Material information can also include information that something might happen. Materiality depends on the particular facts and circumstances of each situation and should be carefully assessed on a case-by-case basis. However, certain types of information are more likely to be deemed material. Examples include:

i.	Significant changes in the Company’s financial results or operating prospects;
ii.	Significant changes in financial forecasts;
iii.	Potential significant M&A activity or financing, or any securities offerings to raise capital;
iv.	Stock splits, changes to dividend policy, or major stock repurchases;
v.	Major changes in the Company’s senior management or board of directors;
vi.	Important developments regarding major litigation or investigations;
vii.	Significant cybersecurity or data security incidents; or
viii.	Liquidity problems.

Enforcement authorities will evaluate materiality with the benefit of hindsight, and any doubts about whether something is material should be resolved in favor of materiality.

Information is “non-public” if it has not been widely distributed to the investing public through a widely circulated news service or through a public filing with the SEC. Even after the information’s release by the Company, a reasonable period of time must elapse for the public to absorb the information. For the purposes of this Policy, information will not be considered public until after the close of trading on the first full trading day following the Company’s widespread public release of the information.

If you are unsure as to whether information is material or non-public, you should either assume the information’s materiality or confidentiality, or consult the Chief Financial Officer or General Counsel before making any decision to disclose such information or trade in the securities to which that information relates.

2.	Prohibited Activities
a.	Trading in Company Securities. Except as otherwise provided in Section 3 below, no Insiders may buy, sell, offer to buy or sell, gift, donate, or otherwise transact in the Company’s securities, including common stock, preferred stock, options, notes, bonds, and convertible securities, as well as any derivative instruments (collectively referred to as “Securities”) while in possession of material non-public information about the Company. The Company is also prohibited from trading in Securities on the basis of material non-public information.
b.	Tipping. No Insider may “tip” or provide material non-public information about the Company or any company with which the Company does business to any person (including other Insiders), unless and only to the extent specifically authorized or required in the performance of such Insider’s duties in service to the Company.
c.	Trading Advice. No Insider may recommend to anyone else that he or she trade in the Company’s Securities, whether or not such Insider is aware of material non-public information.
d.	Derivative Transactions, Short Sales, and Hedging. Except as otherwise provided under the heading “Exceptions” below, Insiders may not (i) buy or sell options, warrants, puts, calls, or other derivative securities relating to the Company’s Securities, (ii) engage in short sales of the Company’s Securities, or (iii) enter into hedging or monetization transactions (including forward sale or purchase contracts, equity swaps, collars, or exchange funds) with respect to the Company’s Securities. Such transactions are speculative in nature and create the appearance that the transaction is based on non-public information. They also may undermine or be perceived to undermine the alignment of the Insider’s interests with the long-term interests of shareholders.

e.	Margin or Pledging. Insiders may not hold the Company’s Securities in a margin account or pledge the Company’s Securities as collateral. Forced margin or foreclosure sales may occur at any time and could result in trading when the Insider is aware of material non-public information or otherwise not permitted to trade in the Company’s Securities.
f.	Trading in the Securities of Other Companies. No Insider may buy, sell, offer to buy or sell, gift, donate, or otherwise transact in the Securities of any other publicly traded company (such as customers, suppliers, or acquisition targets) while in possession of material non-public information about such other company that was acquired in the course of the Insider’s involvement with the Company.
g.	Stock Repurchases. Neither the Company nor any Insider(s) acting in the name or on the behalf of the Company may adopt a Rule 10b5-1 stock repurchase agreement for the repurchase of the Company’s Securities or initiate a repurchase of the Company’s Securities outside of such Rule 10b5-1 stock repurchase agreement at a time when the Company possesses material non-public information.
3.	Limited Exceptions

The following are certain limited exceptions to the trading restrictions set forth in Section 2(a) above and Sections 5(a) – (c) below; however, there are no unconditional safe harbors for insider trading and all Insiders should exercise good judgment at all times.

a.	Employee Stock Purchase Plan. Purchases of the Company’s Securities through automatic periodic or lump sum payroll contributions to the Company’s Employee Stock Purchase Plan (“ESPP”). This exception does not include elections to enroll in the ESPP, modifications to prior ESPP elections, or sales of shares acquired through the ESPP, all of which are subject to the restrictions of this Policy;
b.	Incentive Compensation. The receipt and vesting of restricted stock units, stock options, and other compensatory awards issued to the Insider by the Company;
c.	Exercise of Options for Cash. The exercise of stock options granted under the Company’s incentive compensation plans for cash or a net exercise under which the Company withholds shares otherwise issuable on exercise to cover both withholding taxes and the exercise price. This exception does not include the cashless exercise of options that results in a sale of shares or the sale of shares issued upon exercise;
d.	Rule 10b5-1 Trading Plans. Transactions made pursuant to a valid written plan that was established in compliance with the terms of Rule 10b5-1 of the Securities Exchange Act of 1934 and meets the following requirements (a “10b5-1 Plan”):

i.	The 10b5-1 Plan (and any amendments or modifications thereto) has been reviewed and approved in writing by the Company’s Chief Financial Officer;
ii.	The 10b5-1 Plan must, to the extent established by an officer or non-employee director of the Company, provide that no trades may be made under the 10b5-1 Plan until the later of (a) 90 days after the adoption of the 10b5-1 Plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K relating to the quarter in which the 10b5-1 Plan was adopted, subject to a maximum of 120 days after adoption of the 10b5-1 Plan;
iii.	The 10b5-1 Plan was entered into in good faith and at a time when the Insider was not in possession of material non-public information regarding the Company, and not as a scheme to evade the prohibitions of Rule 10b-5 of the Securities Exchange Act of 1934, and the Insider adopting the 10b5-1 Plan provides certifications to such effect to the Company;
iv.	The 10b5-1 Plan was not adopted, amended, or modified during any applicable quarterly or special blackout period;
v.	The 10b5-1 Plan gives a third-party discretion authority to execute transactions in the Company’s Securities, outside the control of the Insider, or explicitly specifies the securities to be purchased or sold, the number of shares, prices and/or dates of transactions, or other formula(s) describing such transactions; and
vi.	The 10b5-1 Plan otherwise satisfies the standards of Rule 10b5-1 of the Securities Exchange Act of 1934.

The approval by the Chief Financial Officer, General Counsel, or their designees of any 10b5-1 Plan does not in any way constitute the Chief Financial Officer’s, the General Counsel’s, their designee’s or the Company’s opinion, guarantee, or assurance that such 10b5-1 Plan, or the execution of transactions thereunder, will be effective in preventing civil or criminal liability under state or federal insider trading laws. Insiders electing to purchase or sell securities pursuant to a 10b5 1 Plan should consult their own legal, financial and/or tax advisors before adopting, modifying, or terminating a 10b5-1 Plan. The Company reserves the right to modify, suspend or terminate a 10b5-1 Plan in the event of a significant corporate event, such as a merger, acquisition, securities offering or significant/regulatory matter, or as otherwise necessary or appropriate for compliance with applicable law, as determined by the Company’s Chief Financial Officer or General Counsel. Final executed copies of a 10b5-1 Plan should be promptly submitted to the Stock Administrator, Chief Financial Officer, and General Counsel or their designee; and

e.	Certain Estate Planning Transfers and Mere Changes in Form of Ownership. Certain transfers that do not involve a change in beneficial ownership (such as a transfer between brokerage accounts of which the Insider is the sole owner or a transfer of the Insider’s shares into a living, revocable trust of which the Insider is the sole trustee and beneficiary (or the Insider and spouse are the sole trustees and beneficiaries in a community property state)) or that are exempt from Form 4 reporting because they involve merely a change in the form of beneficial ownership without changing the Insider’s pecuniary interest (such as a transfer of the Insider’s shares to a grantor-retained annuity trust of which the Insider is the sole trustee and the sole annuitant). At least three business days before making such a transfer, Key Insiders should send notice to the Chief Financial Officer with the General Counsel on copy or to stockadministration@aei.com (who shall forward the notice).

4.	Administration

The Company’s Chief Financial Officer and General Counsel shall serve as the “compliance officers” for this Policy.  The compliance officers shall:

a.	Determine when to impose special blackout periods;
b.	Consider any requested waivers to this Policy;
c.	Assist with determining who are Key Insiders;
d.	Pre-clear all trading in securities of the Company by Key Insiders;
e.	Approve all Rule 10b5-1 Plans’ adoption, modification, or termination;
f.	Interpret this Policy and respond to inquiries about this Policy;
g.	Assist with implementation and enforcement of this Policy;
h.	Amend this Policy; and
i.	Address issues under this Policy, including violations.

All determinations and interpretations relating to this Policy by the compliance officers shall be final.

The Chief Financial Officer and General Counsel each may act in the absence of the other if the other is not available in connection with any of the above duties, and each may delegate duties in the event they are unavailable or unable to perform such duties. Alternatively, in their absence, another employee designated by the Chief Executive Officer or Board of Directors shall be responsible for the administration of this Policy.

5.	Key Insiders Only: Additional Policies and Procedures

Members of the Company’s Board of Directors, Section 16 officers of the Company, employees at the level of Senior Vice President or above, and certain other employees designated by the Company from time to time (collectively referred to as “Key Insiders”) are subject to the additional trading restrictions described in this Section 5 because of their position, responsibilities, and actual or potential access to material non-public information about the Company. Each person designated a “Key Insider” shall be notified in writing. A complete list of Key Insiders is maintained by the Company’s Stock Administrator and shall be updated on no less frequently than an annual basis.

a.	Quarterly Blackout Periods. Key Insiders are prohibited from trading in the Company’s Securities during each period (i) beginning on the fifteenth (15th) day of the third (3rd) calendar month of each of the Company’s fiscal quarters and (ii) ending after the close of the market on the second (2nd) full trading day following the Company’s public release of its quarterly or year-end earnings, as applicable. During these periods, Key Insiders generally possess, or are presumed to possess, material non-public information about the Company’s financial and operating results.
b.	Special Blackout Periods. From time to time, other types of material information regarding the Company may be pending and not publicly disclosed. While such material nonpublic information is pending, the Chief Financial Officer and the General Counsel, acting jointly, or the Chief Financial Officer or General Counsel individually, if the other is unavailable, may impose a special blackout period applicable to any or all Key Insiders and other employees, consultants, or contractors of the Company, during which such persons are prohibited from trading in the Company’s Securities. If a special blackout period is imposed, the Company will notify the Key Insiders and other persons affected. Any person made aware of the existence of a special blackout period should not disclose its existence to any other person (except as necessary to ensure compliance with this Policy by immediate family members or controlled entities in accordance with paragraph (d) below).
c.	Pre-Clearance of Trades. Even if no blackout period is in effect, Key Insiders may not trade in the Company’s Securities (including, for the avoidance of doubt, the exercise of options awarded by the Company, or a gift, contribution to a trust, or other transfer) without first pre-clearing the transaction. Once a Key Insider has concluded that he or she does not have material non-public information, requests for pre-clearance may be submitted to the Chief Financial Officer, with the General Counsel on copy through stockadministration@aei.com (who shall forward the trade request), at least two (2) business days in advance of the proposed transaction. Requests should include the nature of the proposed transaction (i.e. the type of transaction and Securities under consideration, such as open market purchase or sale of common stock, exercise of options, gift, etc.) and a confirmation that the Key Insider is not aware of any material non-public information regarding the Company.

If pre-clearance is granted, the Key Insider must engage in the proposed transaction within three business days of approval. If for any reason the trade is not completed within those three business days, pre-clearance must be obtained again before the transaction may be completed. The Key Insider may not complete the proposed trade if, at any time after receiving pre-clearance and before effecting the transaction, he or she becomes aware of material non-public information regarding the Company or becomes subject to a blackout period.

The Company, Chief Financial Officer, and General Counsel are under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. None of the Company, Chief Financial Officer, or General Counsel will have any liability for any delay in reviewing, or any refusal of, a request for pre-clearance submitted pursuant to this provision. Notwithstanding any pre-clearance of a transaction pursuant to this provision, none of the Company, Chief Financial Officer, or General Counsel assumes any liability for the legality or consequences of such transaction to the Key Insider engaging in the transaction.

d.	Family and Controlled Entities. The blackout periods and pre-clearance procedures set forth in this Section 5 also apply to each Key Insider’s immediate family members, persons with whom the Key Insider shares a household and any other persons or entities whose transactions in securities the Key Insider influences, directs, or controls.